Filed Pursuant to Rule 424(b)(7)

Registration No. 333-200596

PROSPECTUS SUPPLEMENT

To prospectus dated December 10, 2014

402,447,679 Class A Shares
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 10, 2014, as supplemented by the prospectus supplements dated December 31, 2014, April 1, 2015, July 1, 2015, October 1, 2015, December 22, 2015, January 4, 2016, February 1, 2016 and March 7, 2016 (as supplemented, the “Prospectus”), covering the resale by selling shareholders of up to an aggregate of 402,447,679 Class A shares representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our Class A shares involves a high degree of risk. You should carefully consider the risks relating to investing in our Class A shares and each of the other risk factors described under “Risk Factors” on page 2 of the prospectus dated December 10, 2014 before you make an investment in our Class A shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A shares or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 30, 2016

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Shareholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

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SELLING SHAREHOLDERS

On or about December 30, 2016, (i) KAFU Holdings, L.P. exercised the Exchange Right with respect to an aggregate of 350 of its Class B shares, AAP units and general partner units and then distributed the resulting 350 Class A shares to certain of the selling shareholders listed below and (ii) KAFU Holdings (QP), L.P. (“KAFU QP”) exercised the Exchange Right with respect to an aggregate of 434,252 of its Class B shares, AAP units and general partner units and then distributed the resulting 434,252 Class A shares to certain of the selling shareholders listed below.  We are amending the Selling Shareholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

Selling Shareholders	Class A Shares Beneficially Owned Prior to the Offering	Percentage of Class A Shares Beneficially Owned Prior to the Offering	Class A Shares Offered Hereby		Class A Shares to be Beneficially Owned After Offering	Percentage of Class A Shares to be Beneficially Owned After Offering
KAFU Holdings, L.P.(1)	933,224	*	933,224		—	—
Xue Chen	350	*	350		—	—
KAFU Holdings (QP), L.P.(1)	21,172,741	8.9%	21,172,741		—	—
Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles	1,074,445	*	426,272	(2)	648,173	*
Philip and Felice Rosen Living Trust dtd 12/17/13	6,532	*	6,532		—	—
The Morrow Institute Medical Group, Inc. Defined Benefit Pension Plan	1,448	*	1,448		—	—

*                 Less than one percent.

(1)         Representatives of the selling shareholder have advised us that the selling shareholder is an affiliate of a U.S. registered broker-dealer; however, the selling shareholder acquired the Class A shares in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the Class A shares held by the selling shareholder.

(2)         The selling shareholder received 426,272 Class A shares in the transfer from KAFU QP; 648,173 Class A shares were previously owned.

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